February 26, 2025

Glynn Wilson
Chief Executive Officer
Caring Brands, Inc.
1061 E. Indiantown Rd.
Suite 110
Jupiter, FL 33477

       Re: Caring Brands, Inc.
           Amendment No. 3 to
           Draft Registration Statement on Form S-1
           Submitted February 11, 2025
           CIK No. 0002020737
Dear Glynn Wilson:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 4, 2025 letter.

Amendment No. 3 to Draft Registration Statement on Form S-1 submitted February 11, 2025
Prospectus Summary, page 1

1. We note your revised disclosure in response to prior comment 1 relating to the prevalence rates of psoriasis and vitiligo treatments in India. Please revise here and elsewhere in the registration statement to disclose the estimated market sizes for the phototherapy, psoriasis and vitiligo treatments in India accordingly. February 26, 2025
Page 2
Clinical Trials of Our Products, page 42

2. We note your response to our prior comment 4 and reissue it in part. Please revise your characterization of your trials to discuss the data, such as explaining the pre and post-treatment averages in Trial 1, rather than drawing conclusions from the results.
Research and Development and License Agreements, page 44

3. We note your revised disclosure in response to prior comment 5, which we reissue in
       part. Please revise to clarify the current status of NOVODX   s patent
applications,
       including whether NOVODX has submitted its patent applications.

       Please contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Robert Augustin at 202-551-8483 or Jane Park at 202-551-7439 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Industrial Applications and
                                                             Services
cc:   Arthur Marcus